SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of February 2004

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   [X]        Form 20-F         [ ]      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   [ ]      Yes               [X]      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________



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         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated February 4, 2004.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT SYSTEMS LTD.
                                  (Registrant)

                                  By:  /s/ Ilan Pacholder
                                  --------------------------------------
                                  Name:  Ilan Pacholder
                                  Title:  Corporate Secretary

Dated:  February 4, 2004


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

                                  EXHIBIT INDEX
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    EXHIBIT NO.            DESCRIPTION
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        1.                 Press release dated February 4, 2004.

                                    EXHIBIT 1
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Elbit Systems Selected By Israel Ministry Of Defense To Supply "Skylark" Mini
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Uav Systems To Israel Defense Forces
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HAIFA, ISRAEL, FEBRUARY 4, 2004 - ELBIT SYSTEMS LTD. (NASDAQ:ESLT) today announced that it has been selected by the Israel Ministry of Defense (IMOD) to supply "Skylark" mini-UAV systems for the Israel Defense Forces (IDF), ground forces. The initial order is expected in the near future.

"Skylark", an advanced mini-UAV, is a man-pack configuration designed for day and night observation and data collection "over the hill" up to distances of 10 km. The system is equipped with an exceptionally quiet electric motor, totally autonomous flight and outstanding observation capabilities. A single field soldier can launch the UAV after a brief training.

Elbit Systems' "Skylark" was the only mini-UAV system, among the participants in the fly-off program, to successfully pass a series of stringent tests which demonstrated its technical and operational capabilities, meeting the demands set by IMOD.

Elbit Systems, a world leader in UAVs, has equipped "Skylark" with unique operational features designed to meet the battlefield challenges of today and tomorrow. "Skylark" will enhance the ground forces' tactical performance through total compatibility with the IDF's mission scenarios and those of military forces worldwide.

ABOUT ELBIT SYSTEMS

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts:

        Ilan Pacholder, VP Finance                  Marilena LaRosa
        Elbit Systems Ltd                           The Anne McBride Company
        Tel:  972-4 831-6632                        Tel: 212-983-1702
        Fax: 972-4 831-6659                         Fax: 212-983-1736
        Pacholder@elbit.co.il                       mlarosa@annemcbride.com


     STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.